UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Email Real Estate.com, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   268749 10 8
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                                 (CUSIP Number)

                           Email Real Estate.com, Inc
                              21 Wilcox Street, #C
                              Castle Rock, CO 80104
                                 (303) 257-7800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   268749 10 8

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).
     R&R Biotech Partners, LLC; 26-0083392
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)
                    (b)   X
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3.   SEC Use Only

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4.   Source of Funds (See Instructions) (See item 3)
     AF
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)
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6.   Citizenship or Place of Organization
     Delaware
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                       7.  Sole Voting Power        17,600,000
Number of
Shares               -----------------------------------------------------------
Beneficially           8.  Shared Voting Power
Owned by
Each                 -----------------------------------------------------------
Reporting              9.  Sole Dispositive Power   17,600,000
Person With
                     -----------------------------------------------------------
                      10. Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,600,000
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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13.  Percent of Class Represented by Amount in Row (11)
     70.41%
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14.  Type of Reporting Person (See Instructions)
     OO
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

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Email Real Estate.com, Inc., whose principal executive offices are located at 21 Wilcox Street, #C, Castle Rock, CO 80104 (the "Issuer").


ITEM 2. IDENTITY AND BACKGROUND.

     (a)  The name of the reporting person is R&R Biotech Partners, LLC ("R&R").

     (b) The business address of the reporting person is 330 Madison Avenue, New York, NY 10017.

     (c) R&R was formed for the purpose of investing in biotechnology companies.

     (d) R&R has not been convicted in any criminal proceedings during the last five years.

     (e) R&R has not been a party to any civil proceedings during the last five years.

     (f)  R&R is organized under the laws of the State of Delaware.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        R&R acquired the securities from The Washington Trust with funds received from its affiliate, Rodman & Renshaw, a registered broker-dealer.


ITEM 4.  PURPOSE OF TRANSACTION.

        The acquisition was made in contemplation of, and in connection with, the Agreement and Plan of Merger ("Merger Agreement") entered into by the Issuer, EMLR Acquisition Corp., a Delaware corporation that is a wholly-owned subsidiary of the Issuer ("EMLR Acquisition") and Hudson Health Sciences, Inc., a Delaware corporation ("Hudson"), pursuant to which EMLR Acquisition will merge with and into Hudson, with Hudson remaining as the surviving entity and a wholly-owned subsidiary of the Issuer (the "Merger").

        The shares acquired by R&R are currently being held in escrow and are subject to a right of recission in the event the Merger is not consummated on or before July 31, 2004, in which case the escrow agent shall return the purchase price to R&R and the Company will reissue the shares to The Washington Trust, unless the delay is due solely to regulatory issues in which case the closing shall be automatically extended for an additional thirty (30) days.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) R&R is deemed to beneficially own all 17,600,000 shares, representing 70.41% of the outstanding shares of Common Stock. This percentage is based, as to the number of outstanding shares, upon the Issuer's statement as to the number of outstanding shares of Common Stock as set forth in its Form 10-KSB, filed with the Securities and Exchange Commission on June 1, 2004.

         (b) R&R has the sole power to vote or to direct the vote, and dispose or direct the disposition, of all 17,600,000 shares owned by it.

         (c) R&R acquired all 17,600,000 shares from The Washington Trust as of June 17, 2004, or $.017676 per share. The transaction was effected by delivering the purchase price, the shares and all required transfer instructions to the escrow agent, pending the Merger or instruction from The Washington Trust requiring the sale to proceed despite the Merger not taking place, if applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased by R&R.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         It is intended that there will be a voting agreement whereby R&R agrees to vote in favor of the Merger.

         The shares acquired by R&R are currently being held in escrow and are subject to a right of recission in the event the Merger is not consummated on or before July 31, 2004, in which case the escrow agent shall return the purchase price to R&R and the Company will reissue the shares to The Washington Trust, unless the delay is due solely to regulatory issues in which case the closing shall be automatically extended for an additional thirty (30) days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Filed herewith is a copy of the Merger Agreement.

SIGNATURE.


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  June 21, 2004

                                                  R&R Biotech Partners, LLC


                                                  By: /s/ Thomas G. Pinou
                                                      ------------------------
                                                          Thomas G. Pinou
                                                          Treasurer